Exhibit 99.1

News Release

July 31, 2018

Turquoise Hill announces financial results and review of operations for the second quarter of 2018

Turquoise Hill Resources today announced its financial results for the quarter ended June 30, 2018. All figures are in U.S. dollars unless otherwise stated.

HIGHLIGHTS

•	Oyu Tolgoi achieved a strong All Injury Frequency Rate of 0.19 per 200,000 hours worked for the six months ended June 30, 2018.

•	Underground development continued to progress during Q2’18 including the completion of the fully operational expanded Shaft 5 ventilation system.

•	Following reduced advancement during the Shaft 5 ventilation system completion, in June 2018 a record-level of equivalent underground development was achieved with 0.9 kilometres completed.

•	Since the restart of development, a total of 12.7 equivalent kilometres of lateral development has been completed.

•	During Q2’18, earthworks for Shafts 3 and 4 continued.

•	Underground expansion capital for 1H’18 was $561.7 million compared to $321.1 million in 1H’17, resulting in total project spend since January 1, 2016 of approximately $1.6 billion.

•	Production from first draw bell remains planned for mid-2020 and sustainable first production in 2021.

•	During Q2’18, Oyu Tolgoi produced 39,400 tonnes of copper and 50,000 ounces of gold an increase of 1.5% and 19.0% respectively over Q1’18.

•	Mill throughput for 2018 is now expected to be approximately 40 million tonnes, compared to the original expectation of 37 million tonnes, due to the positive impact of high intensity blasting.

•	Revenue of $341.7 million in Q2’18 increased 67.7% over Q2’17 reflecting significantly higher copper prices and increased concentrate sales volumes, driven by enhanced border logistics.

•	For Q2’18, Oyu Tolgoi’s cost of sales was $2.36 per pound of copper sold, C1 cash costs were $1.72 per pound of copper produced and all-in sustaining costs were $2.42 per pound of copper produced[1].

•	Operating cash costs[1] of $201.7 million in Q2’18 increased 23.3% over Q2’17 mainly due to higher royalty and freight costs as well as increased open-pit costs.

FINANCIAL RESULTS

Income in Q2’18 was $204.4 million compared with a loss of $0.4 million in Q2’17. The increase is primarily due to $116.8 million of additional deferred tax assets recognized in Q2’18 compared to Q2’17 plus the impact of higher sales revenue. Cash generated from operating activities in Q2’18 was $48.4 million compared with $44.0 million used in operating activities in Q2’17. This increase was primarily driven by higher sales revenue due to higher copper prices and increased sales volumes. Capital expenditure on property, plant and equipment was $318.0 million on a cash basis in Q2’18 compared to $205.2 million in Q2’17, attributed principally to underground ($291.2 million) with the remainder related to open-pit capital activities.

1 Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

Turquoise Hill’s cash and cash equivalents at June 30, 2018 were approximately $1.5 billion.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Oyut deposit and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine was initially developed as an open-pit operation. The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has improved operating practices and gained experience, which has helped achieve a consistent throughput of over 110,000 tonnes per day. This continued through 2017 with softer ores from the Central zone. Concentrator throughput for 2018 is now expected to be approximately 110,000 tonnes per day due to increased processing of harder ore from Phase 4 partially offset by the benefits of high intensity blasting.

In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC in May 2016, which was the final requirement for the re-start of underground development. Underground construction recommenced in May 2016.

Oyu Tolgoi is expected to be the world’s third-largest copper mine at peak metal production in 2025. Copper and gold production is expected to increase by more than 340% and 150% respectively between 2018 and 2025. Average copper and gold production from 2025 to 2030 is expected to be more than 550,000 tonnes of copper and over 450,000 ounces of gold per year.

At the end of Q2’18, Oyu Tolgoi had a total workforce, including underground project construction, of more than 15,000, of which 93% were Mongolian.

Underground development progress

The main focus of underground development for 2018 continues to be underground lateral development, the fit out of Shaft 2, support infrastructure and the convey-to-surface decline. The Company continues to expect the first draw bell in mid-2020 and sustainable first production in 2021.

Underground lateral development was reduced during the first two months of Q2’18 partly due to the commissioning of the new Shaft 5 permanent fans and the resulting ventilation flow transition underground. However, June subsequently achieved a record-level of equivalent underground development with 0.9 kilometres developed. Progress overall during Q2’18 was 2.4 equivalent kilometres with a total of 12.7 equivalent kilometres of lateral development completed since the re-start of development. During 2018, underground development is expected to advance approximately 10.0 kilometres. The following table provides a breakdown of the various components of completed lateral development since project restart:

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Year	Total Equivalent Kilometres	Lateral Development (kilometres)	Mass Excavation (’000 metres3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Total	12.7	10.5	54.8

In March 2018, the Company announced the completion of Shaft 5 sinking. During Q2’18, this was followed by the installation of permanent ventilation fans and commissioning of the now fully operational expanded ventilation system.

Shaft 2 sinking was completed in January 2018. During Q2’18, stripping and bracket installation was completed while cable and pipe work commenced. Fit out of Shaft 2 is expected to occur throughout 2018. Shaft 2 is a key part of future increases in lateral development activity.

Additionally, earthworks for Shafts 3 and 4 continued during Q2’18 and the sinking package was awarded in July 2018.

The following table outlines the status of shafts for underground development as of June 30, 2018.

	Shaft 1 (early development and ventilation)	Shaft 2 (production and ventilation)	Shaft 5 (ventilation)	Shaft 3 (ventilation)	Shaft 4 (ventilation)
Total Depth	1,385 metres	1,284 metres	1,178 metres	1,148 metres	1,149 metres
Diameter	6.7 metres	10 metres	6.7 metres	10 metres	11 metres
Completion	2008	Q1’18	Q1’18	Expected 2021	Expected 2021
Remaining	Complete	Complete	Complete	Not started	Not started

During Q2’18, advancement of the convey-to-surface decline continued to progress. The convey-to-surface system is the eventual route of the full 95,000 tonne per day underground ore delivery system to the concentrator; however, it is not a critical path item for first draw bell planned in mid-2020. Expected completion of the convey-to-surface system is 2022, which will facilitate the ramp up to full production by 2027.

Also during Q2’18, the Primary Crusher 1 chamber was excavated. Eventually this chamber will hold the first 4,000 tonne per hour crusher to initially feed the Shaft 2 production system up to 30,000 tonne per day in the first part of underground ramp up.

Oyu Tolgoi spent $291.2 million on underground expansion during Q2’18. Total underground project spend from January 1, 2016 to June 30, 2018 was approximately $1.6 billion. In addition, Oyu Tolgoi had further capital commitments2 of $1.2 billion as of June 30, 2018. At the end of Q2’18, the underground project had committed 68% of direct project contracts and procurement packages, of which 71% were to Mongolian companies. Since the restart of project development, Oyu Tolgoi has committed almost $1.7 billion to Mongolian vendors and contractors.

During Q4’17, Rio Tinto undertook a schedule and cost review. Rio Tinto has provided Turquoise Hill with a high-level overview of the review’s outcomes, in which Rio Tinto concluded there were no material changes in project scope, cost or schedule. Following analysis of the review’s conclusions, Turquoise Hill is in agreement with the findings.

2 Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
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Safety performance

Safety is a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved a strong All Injury Frequency Rate of 0.19 per 200,000 hours worked for the six months ended June 30, 2018.

Q2’18 open-pit operations performance

Key financial metrics for Q2’18 are as follows:

Oyu Tolgoi Key Financial Metrics(1)

($ in millions, unless otherwise noted)	2Q 2017	3Q 2017	4Q 2017	1Q 2018	2Q 2018	1H 2018	1H 2017	Full Year 2017

Revenue	203.7	246.9	251.7	245.6	341.7	587.3	441.1	939.8

Revenue by metals in concentrates

Copper	173.7	209.2	216.1	202.1	273.7	475.8	370.3	795.6
Gold	26.6	34.2	32.5	40.3	64.1	104.3	64.1	130.8
Silver	3.3	3.5	3.2	3.2	4.0	7.2	6.7	13.4
Cost of sales	188.9	197.8	182.7	168.9	239.6	408.5	383.2	763.8
Production and delivery costs	117.7	123.4	106.6	114.6	174.2	288.8	238.4	468.4
Depreciation and depletion	75.0	77.4	73.4	55.6	64.1	119.7	153.3	304.1
Capital expenditure on cash basis	205.2	234.0	330.4	285.7	318.0	603.8	353.0	917.5
Underground	184.7	205.6	309.0	270.5	291.2	561.7	321.1	835.7
Open pit(2)	20.5	28.4	21.4	15.2	26.8	42.0	32.0	81.8
Royalties	12.5	14.5	15.8	14.9	20.3	35.2	26.9	57.1
Operating cash costs(3)	163.6	161.9	217.7	176.6	201.7	378.4	332.0	711.6
Unit costs ($)
Cost of sales (per pound of copper sold)	2.30	2.43	2.32	2.23	2.36	2.30	2.26	2.32
C1 (per pound of copper produced)(3)	1.92	1.83	2.05	1.76	1.72	1.74	1.89	1.92
All-in sustaining (per pound of copper produced)(3)	2.27	2.76	2.40	2.07	2.42	2.25	2.21	2.39

(1)

Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Revenue of $341.7 million in Q2’18 increased 67.7% over Q2’17 reflecting significantly higher copper prices and increased concentrate sales volumes, driven by enhanced border logistics.

Cost of sales for Q2’18 was $239.6 million compared to $188.9 million in Q2’17 primarily reflecting higher volumes of concentrates sold and an increased cost of sales per pound of copper sold due to lower average mill head grades for copper in Q2’18 compared to Q2’17.

Capital expenditure on a cash basis for Q2’18 was $318.0 million compared to $205.2 million in Q2’17, comprising amounts attributed to the underground project and open-pit activities of $291.2 million and $26.8 million respectively.

Total operating cash costs3 at Oyu Tolgoi was $201.7 million in Q2’18 compared to $163.6 million in Q2’17 mainly due to higher royalty and freight costs associated with increased sales volumes and copper prices, increased open-pit costs and lower capitalization of production phase stripping costs. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

Cost of sales was $2.36 per pound of copper sold in Q2’18 marginally higher than $2.30 per pound of copper sold in Q2’17, reflecting lower average mill head grades for copper in Q2’18 compared to Q2’17.

[3]	Please refer to the NON-GAAP MEASURES of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975
4

Oyu Tolgoi’s C1 cash costs4 in Q2’18 were $1.72 per pound of copper produced, a decrease from $1.92 per pound of copper produced in Q2’17, due primarily to higher gold sales.

All-in sustaining costs4 in Q2’18 were $2.42 per pound of copper produced, compared with $2.27 per pound of copper produced in Q2’17, mainly due to an increase in sustaining capital and increased royalty expenses in Q2’18 associated with higher sales revenue.

Key operational metrics for Q2’18 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	2Q 2017	3Q 2017	4Q 2017	1Q 2018	2Q 2018	1H 2018	1H 2017	Full Year 2017

Open pit material mined (‘000 tonnes)	25,193	27,466	28,929	23,131	22,792	45,923	49,527	105,921
Ore treated (‘000 tonnes)	9,637	10,615	10,838	9,561	10,164	19,725	19,724	41,177
Average mill head grades:
Copper (%)	0.51	0.48	0.53	0.51	0.48	0.50	0.51	0.51
Gold (g/t)	0.16	0.18	0.20	0.25	0.26	0.25	0.15	0.17
Silver (g/t)	1.38	1.34	1.54	1.32	1.17	1.24	1.34	1.39
Concentrates produced (‘000 tonnes)	171.0	170.0	205.4	177.3	178.8	356.1	347.0	722.5
Average concentrate grade (% Cu)	21.8	21.7	22.0	21.9	22.0	22.0	21.7	21.8
Production of metals in concentrates:
Copper (‘000 tonnes)	37.2	36.9	45.3	38.8	39.4	78.2	75.3	157.4
Gold (‘000 ounces)	24	31	35	42	50	92	49	114
Silver (‘000 ounces)	236	239	285	221	225	446	450	974
Concentrates sold (‘000 tonnes)	182.0	176.6	175.5	163.1	220.0	383.1	372.2	724.3
Sales of metals in concentrates:
Copper (‘000 tonnes)	37.3	36.9	35.7	34.3	46.1	80.4	76.7	149.3
Gold (‘000 ounces)	23	29	27	31	51	82	55	111
Silver (‘000 ounces)	222	229	205	206	250	456	427	860
Metal recovery (%)
Copper	74.6	73.5	78.0	79.5	79.7	79.6	74.7	75.4
Gold	47.7	51.2	50.5	55.0	59.8	57.6	48.3	49.7
Silver	53.9	52.8	53.0	54.6	58.4	56.4	52.9	52.9

During the second quarter, Oyu Tolgoi continued processing Phase 4A ore resulting in improved gold grades, production and recovery over Q1’18. This trend is expected for the remainder of the year. Mill throughput in Q2’18 increased 6.3% over Q1’18 due to higher utilization rates and the positive impact of high intensity blasting. Copper production in Q2’18 increased 1.5% over Q1’18 as a result of higher mill utilization rates offset by slightly lower grades from the depletion of Phase 6 ore. Gold production increased 19.0% over Q1’18 due to stronger mill utilization rates, higher grades from Phase 4A and increased recovery. Sales in Q2’18 benefited from improved logistics as inventory accumulated during the Q1’18 force majeure worked its way through the system.

Operational outlook

Oyu Tolgoi is expected to produce 125,000 to 155,000 tonnes of copper and 240,000 to 280,000 ounces of gold in concentrates for 2018. Open-pit operations mined Phase 6 in early 2018 and expects to mine Phase 4 throughout the year. In addition, stockpiled ore will be processed during 2018. The increased gold production relative to the 2016 technical report is due to splitting Phase 4 into two parts (4A and 4B) and bringing production forward from future years. Due to the positive impact of high intensity blasting, mill throughput for 2018 is expected to be approximately 40 million tonnes.

[4]	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975
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Oyu Tolgoi tax assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi had received and was evaluating a tax assessment for approximately $155 million from the Mongolian Tax Authority (the MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015. In January 2018, Oyu Tolgoi paid an amount of approximately $5.0 million to settle unpaid taxes, fines and penalties for accepted items.

Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment. Accordingly, on March 15, 2018, Oyu Tolgoi issued a notice of dispute to the Government of Mongolia under the 2009 Oyu Tolgoi Investment Agreement (Investment Agreement) and on April 13, 2018, Oyu Tolgoi submitted a claim to the Mongolian Administrative Court. The Administrative Court has currently suspended the processing of the case for an indefinite period based on current procedural uncertainty in relation to the tax assessment disputes. Chapter 14 of the Investment Agreement sets out a dispute resolution process. The issuance of a notice of dispute is the first step in the dispute resolution process and includes a 60-working-day negotiation period. The parties were unable to reach a resolution during the 60-working-day period; however, the parties can continue discussions in an attempt to resolve the dispute in good faith. If unsuccessful, the next step would be dispute resolution through international arbitration.

Turquoise Hill is of the opinion that Oyu Tolgoi has now paid all taxes and charges required under the Investment Agreement, the Amended and Restated Shareholders’ Agreement (ARSHA), the Underground Plan and Mongolian law.

Oyu Tolgoi power supply

Per the Investment Agreement, Oyu Tolgoi has been exploring two domestic power options – a power plant built and operated by Oyu Tolgoi at the mine site or an independent power producer located at the Tavan Tolgoi coal field.

On May 12, 2017, Oyu Tolgoi LLC signed a new power purchase agreement (PPA) with the National Power Transmission Grid (NPTG) of Mongolia. The PPA was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (IMPIC). The new arrangement took effect on July 4, 2017, subsequent to the expiry of the existing IMPIC agreement, for a term of up to six years, with possibility of early cancellation after the fourth year, if a domestic power plant is commissioned earlier. The extension is essential for Oyu Tolgoi to have secure access to power while it works with the Government of Mongolia on establishing a permanent domestic power source.

On February 15, 2018, Oyu Tolgoi received notification that the Government of Mongolia (Government) had cancelled the Power Sector Cooperation Agreement (PSCA), which was signed in August 2014. The Government’s cancellation, under Section 1.3 of the PSCA, indicated the Tavan Tolgoi power project was no longer a viable option. As a result of the Government’s cancellation, effective February 15, 2018, long-term power for Oyu Tolgoi must be domestically sourced within four years, in accordance with the Investment Agreement. Oyu Tolgoi, Turquoise Hill and Rio Tinto are committed to fulfilling all requirements under the Investment Agreement and are continuing to evaluate all viable power options.

Subject to further agreement between the Government of Mongolia and Oyu Tolgoi, an Oyu Tolgoi-based power plant is currently the most feasible option that could deliver a domestic source of power within the shortest timeframe and continues to be progressed. A Tavan Tolgoi-based power plant remains as an important option to develop domestic power for Oyu Tolgoi. Work is underway to progress the power strategy during 2018, including further study of the Tavan Tolgoi option, while Oyu Tolgoi continues to actively engage with the Government of Mongolia in relation to this option and Oyu Tolgoi’s long-term power requirements. A final decision on the outcome, cost and financing of a domestic power supply has not been concluded.

Oyu Tolgoi LLC has entered into agreements with three Chinese EPC contractors – China Machinery Engineering Corporation, Harbin Electric International Company Limited and Power Construction Corporation of China – as part of a competitive tender process. Each contractor has been requested to submit a bid for engineering, design and construction of a power station for Oyu Tolgoi LLC in Mongolia. The agreement entered into with each bidder provides that, where a bidder submits a conforming bid and it is not accepted by Oyu Tolgoi LLC, Oyu Tolgoi will pay $500,000 to that bidder to offset the costs of preparing that bid and the early engineering and design work packs.

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Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the ARSHA dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. As of June 30, 2018, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $4.3 billion, including accrued interest of $0.5 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of June 30, 2018, the cumulative amount of such funding was $1.0 billion, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $0.4 billion.

Anti-Corruption Authority information requests

Oyu Tolgoi LLC has received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi. The ACA has also conducted interviews in connection with its investigation. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi has informed the Company that the investigation appears to relate primarily to possible abuses of power by certain former Government of Mongolia officials in relation to the Oyu Tolgoi Investment Agreement, and that Oyu Tolgoi is complying with the ACA’s requests in accordance with relevant laws. To date, neither Turquoise Hill nor Oyu Tolgoi has received notice from the ACA, or indeed from any regulator, that either company or their employees are subjects of any investigation involving the Oyu Tolgoi project.

The Investment Agreement was authorized by the Mongolian Parliament, concluded after 16 months of negotiations and reviewed by numerous constituencies within the Mongolian Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement has allowed for the development of Oyu Tolgoi in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from Oyu Tolgoi’s open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

Mongolian parliamentary working group

In March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (Working Group) that consisted of 13 Members of Parliament to review the implementation of the Investment Agreement. The Working Group established five sub-working groups consisting of representatives from government ministries, agencies, political parties, non-governmental organizations and professors, to help and support the Working Group. The Working Group’s fieldwork has been completed and they were due to report to Parliament before the end of spring session in late June; however, this has been delayed. Any reporting is now expected to be in the autumn session, which starts on October 1, 2018, or in an extraordinary session before then.

CORPORATE ACTIVITIES

Letter to shareholders

On May 3, 2018, the Board of Directors of Turquoise Hill issued a letter to shareholders discussing a review undertaken by the board about matters raised by SailingStone Capital Partners LLC and provided specific actions to be taken.

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Election of directors

The nominees set forth in the Company’s management proxy circular dated March 28, 2018 were elected as directors of Turquoise Hill at the Annual Meeting of Shareholders, which took place on May 8, 2018.

Management change

On May 29, 2018, the Company announced the retirement of Turquoise Hill Chief Executive Officer Jeff Tygesen effective July 1, 2018. On June 27, 2018, Turquoise Hill announced that Chief Financial Officer Luke Colton had been appointed to the additional position of interim Chief Executive Officer effective July 1, 2018. On July 30, 2018, the Company announced the appointment of Ulf Quellmann as Chief Executive Officer effective August 1, 2018.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at Oyu Tolgoi and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced as a result of selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975
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A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)		(Six Months Ended)
C1 costs (Stated in $000’s of dollars)	June 30, 2018	March 31, 2018	June 30, 2018	June 30, 2017
Cost of sales	239,622	168,869	408,491	383,236
Cost of sales: $/lb of copper sold	2.36	2.23	2.30	2.26
Depreciation and depletion	(64,086)	(55,610)	(119,696)	(153,298)
Provision against carrying value of copper-gold concentrate	(1,366)	1,366	-	8,462
Change in inventory	(30,207)	15,386	(14,821)	(13,565)
Other operating expenses	56,079	30,285	86,364	76,295
Less:
- Inventory (write-down) reversal	(4,693)	9,994	5,301	20,062
- Depreciation	(539)	(719)	(1,258)	(1,859)
Management services payment to Turquoise Hill	6,937	7,049	13,986	12,698
Operating cash costs	201,747	176,620	378,367	332,031
Operating cash costs: $/lb of copper produced	2.32	2.06	2.19	2.00
Adjustments to operating cash costs(1)	15,828	17,246	33,076	52,104
Less: Gold and silver revenues	(67,996)	(43,671)	(111,667)	(70,861)
C1 costs ($‘000)	149,579	150,195	299,776	313,274
C1 costs: $/lb of copper produced	1.72	1.76	1.74	1.89

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	7,372	4,893	12,265	10,154
Asset retirement expense	1,707	1,695	3,402	3,143
Royalty expenses	20,261	14,913	35,174	26,896
Ore stockpile and stores write-down (reversal)	4,693	(9,994)	(5,301)	(20,062)
Other expenses	211	(38)	173	1,228
Sustaining cash capital including deferred stripping	26,734	15,417	42,159	32,012
All-in sustaining costs ($‘000)	210,557	177,081	387,648	366,645

All-in sustaining costs: $/lb of copper produced	2.42	2.07	2.25	2.21

(1)	Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	June 30, 2018	December 31, 2017

Inventories (current)	$265,722	$274,142
Trade and other receivables	52,539	29,089
Trade and other payables:
- trade payables and accrued liabilities	(416,363)	(360,697)
- payable to related parties	(44,169)	(52,308)
Consolidated working capital	$(142,271)	$(109,774)

Contractual obligations

Section 9 of the Company’s MD&A discloses contractual obligations in relation to the Company’s lease, purchase and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975
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A reconciliation of contractual obligations at June 30, 2018 to the financial statements and notes is provided below.

(Stated in $000’s of dollars)	Purchase obligations	Power commitments	Operating leases	Finance leases	Decommissioning obligations

Commitments (MD&A)	$1,164,649	$584,293	$48,610	$12,291	$268,226
Cancellable obligations (net of exit costs)	(897,709)	(174,210)	-	-	-
Accrued capital expenditure	(223,995)	-	-	-	-
Discounting and other adjustments	-	-	-	-	(140,584)
Financial statement amount	$42,945	$410,083	$48,610	$12,291	$127,642

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters, Technical Director – Mining, OreWin Pty Ltd., B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd., BSc (Geol.), RPGeo AIG (10125). Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975
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SELECTED QUARTERLY DATA

($ in millions, except per share information)	Quarter Ended
	Jun-30 2018	Mar-31 2018	Dec-31 2017	Sep-30 2017

Revenue	$341.7	$245.6	$251.7	$246.9

Income for the period	$204.4	$79.7	$33.9	$47.7

Income attributable to owners of Turquoise Hill	$171.3	$85.7	$51.1	$65.3

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.09	$0.04	$0.03	$0.03

	Quarter Ended
	Jun-30 2017	Mar-31 2017	Dec-31 2016	Sep-30 2016

Revenue	$203.7	$237.5	$224.6	$226.3

Income (loss) for the period	$(0.4)	$29.7	$86.8	$(77.8)

Income (loss) attributable to owners of Turquoise Hill	$23.8	$41.0	$93.3	$(31.4)

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	$0.01	$0.02	$0.05	$(0.02)

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975
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KEY STATISTICS1

	2Q 2017	3Q 2017	4Q 2017	1Q 2018	2Q 2018	1H 2018	1H 2017	Full Year 2017
Operating results
Open pit material mined (‘000 tonnes)	25,193	27,466	28,929	23,131	22,792	45,923	49,527	105,921
Ore treated (‘000 tonnes)	9,637	10,615	10,838	9,561	10,164	19,725	19,724	41,177
Average mill head grades:
Copper (%)	0.51	0.48	0.53	0.51	0.48	0.50	0.51	0.51
Gold (g/t)	0.16	0.18	0.20	0.25	0.26	0.25	0.15	0.17
Silver (g/t)	1.38	1.34	1.54	1.32	1.17	1.24	1.34	1.39
Concentrates produced (‘000 tonnes)	171.0	170.0	205.4	177.3	178.8	356.1	347.0	722.5
Average concentrate grade (% Cu)	21.8	21.7	22.0	21.9	22.0	22.0	21.7	21.8
Production of metals in concentrates:
Copper (‘000 tonnes)	37.2	36.9	45.3	38.8	39.4	78.2	75.3	157.4
Gold (‘000 ounces)	24	31	35	42	50	92	49	114
Silver (‘000 ounces)	236	239	285	221	225	446	450	974
Concentrates sold (‘000 tonnes)	182.0	176.6	175.5	163.1	220.0	383.1	372.2	724.3
Sales of metals in concentrates:
Copper (‘000 tonnes)	37.3	36.9	35.7	34.3	46.1	80.4	76.7	149.3
Gold (‘000 ounces)	23	29	27	31	51	82	55	111
Silver (‘000 ounces)	222	229	205	206	250	456	427	860
Metal recovery (%)
Copper	74.6	73.5	78.0	79.5	79.7	79.6	74.7	75.4
Gold	47.7	51.2	50.5	55.0	59.8	57.6	48.3	49.7
Silver	53.9	52.8	53.0	54.6	58.4	56.4	52.9	52.9

Financial results ($ in millions, unless otherwise noted)
Revenue	203.7	246.9	251.7	245.6	341.7	587.3	441.1	939.8
Revenue by metals in concentrates
Copper	173.7	209.2	216.1	202.1	273.7	475.8	370.3	795.6
Gold	26.6	34.2	32.5	40.3	64.1	104.3	64.1	130.8
Silver	3.3	3.5	3.2	3.2	4.0	7.2	6.7	13.4
Operating cash flow	51.5	94.7	91.1	14.7	149.6	164.3	139.9	325.8
Cost of sales	188.9	197.8	182.7	168.9	239.6	408.5	383.2	763.8
Production and delivery costs	117.7	123.4	106.6	114.6	174.2	288.8	238.4	468.4
Depreciation and depletion	75.0	77.4	73.4	55.6	64.1	119.7	153.3	304.1
Capital expenditure on cash basis	205.2	234.0	330.4	285.7	318.0	603.8	353.0	917.5
Underground	184.7	205.6	309.0	270.5	291.2	561.7	321.1	835.7
Open pit (2)	20.5	28.4	21.4	15.2	26.8	42.0	32.0	81.8
Royalties	12.5	14.5	15.8	14.9	20.3	35.2	26.9	57.1
Operating cash costs(3)	163.6	161.9	217.7	176.6	201.7	378.4	332.0	711.6
Unit costs ($)
Cost of sales (per pound of copper sold)	2.30	2.43	2.32	2.23	2.36	2.30	2.26	2.32
C1 (per pound of copper produced) (3)	1.92	1.83	2.05	1.76	1.72	1.74	1.89	1.92
All-in sustaining (per pound of copper produced) (3)	2.27	2.76	2.40	2.07	2.42	2.25	2.21	2.39

Financial position
Cash and cash equivalents ($’000,000)	1,378.5	1,485.5	1,444.8	1,498.4	1,463.3			1,444.8

(1)	Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.
(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975
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TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

(Unaudited)
		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2018	2017	2018	2017

Revenue	4	$341,743	$203,668	$587,335	$441,134
Cost of sales	5	(239,622)	(188,857)	(408,491)	(383,236)
Gross margin		102,121	14,811	178,844	57,898

Operating expenses	6	(56,079)	(35,638)	(86,364)	(76,295)
Corporate administration expenses		(7,372)	(5,662)	(12,265)	(10,154)
Other income		3,012	2,051	334	1,314
Income (loss) before finance items and taxes		41,682	(24,438)	80,549	(27,237)

Finance items
Finance income	7	41,395	41,478	80,290	79,384
Finance costs	7	(16,816)	(41,195)	(40,802)	(85,003)
		24,579	283	39,488	(5,619)
Income (loss) from operations before taxes		$66,261	$(24,155)	$120,037	$(32,856)

Income and other taxes		138,185	23,760	164,113	62,177
Income (loss) for the period		$204,446	$(395)	$284,150	$29,321

Attributable to owners of Turquoise Hill Resources Ltd.		171,295	23,846	256,987	64,814
Attributable to owner of non-controlling interest		33,151	(24,241)	27,163	(35,493)
Income (loss) for the period		$204,446	$(395)	$284,150	$29,321

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.	18	$0.09	$0.01	$0.13	$0.03

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314	2,012,314	2,012,314

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975
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TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017

Income (loss) for the period	$204,446	$(395)	$284,150	$29,321

Other comprehensive income (loss):
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	902	(1,835)	(2,298)	839

Items that have been reclassified to income:
Gain on revaluation of marketable securities transferred to the statement of income	-	-	-	(39)
Other comprehensive income (loss) for the period (a)	$902	$(1,835)	$(2,298)	$800

Total comprehensive income (loss) for the period	$205,348	$(2,230)	$281,852	$30,121

Attributable to owners of Turquoise Hill	172,197	22,011	254,689	65,614
Attributable to owner of non-controlling interest	33,151	(24,241)	27,163	(35,493)
Total comprehensive income (loss) for the period	$205,348	$(2,230)	$281,852	$30,121

(a)	No tax charges and credits arose on items recognized as other comprehensive income or loss in 2018 (2017: nil).

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975
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TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)
		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2018	2017	2018	2017

Cash generated from operating activities before interest and tax	17	$149,647	$51,464	$164,327	$139,944

Interest received		20,949	14,336	39,968	26,674
Interest paid		(118,586)	(107,173)	(130,807)	(119,817)
Income and other taxes paid		(3,634)	(2,592)	(5,702)	(4,478)
Net cash generated from (used in) operating activities		$48,376	$(43,965)	$67,786	$42,323

Cash flows from investing activities
Receivable from related party: amounts withdrawn	19	230,000	240,000	550,000	270,000
Expenditures on property, plant and equipment		(318,048)	(205,166)	(603,764)	(353,042)
Proceeds from sale and redemption of financial assets		-	-	-	63
Other investing cash flows		616	173	616	173
Cash generated from (used in) investing activities		$(87,432)	$35,007	$(53,148)	$(82,806)

Cash flows from financing activities
Net proceeds from project finance facility		4,158	3,082	4,158	3,082
Payment of project finance fees		(192)	(1,910)	(192)	(1,910)
Cash generated from financing activities		$3,966	$1,172	$3,966	$1,172

Effects of exchange rates on cash and cash equivalents		(69)	10	(113)	66
Net increase (decrease) in cash and cash equivalents		$(35,159)	$(7,776)	$18,491	$(39,245)

Cash and cash equivalents - beginning of period		$1,498,433	$1,386,285	$1,444,783	$1,417,754
Cash and cash equivalents - end of period		1,463,274	1,378,509	1,463,274	1,378,509
Cash and cash equivalents as presented on the balance sheets		$1,463,274	$1,378,509	$1,463,274	$1,378,509

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975
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TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)
	Note	June 30, 2018	December 31, 2017
Current assets
Cash and cash equivalents	8	$1,463,274	$1,444,783
Inventories	9	265,722	274,142
Trade and other receivables		52,539	29,089
Prepaid expenses and other assets		47,358	49,552
Receivable from related party	10	1,177,435	1,367,586
		3,006,328	3,165,152

Non-current assets
Property, plant and equipment	11	8,052,610	7,346,972
Inventories	9	17,740	43,379
Deferred income tax assets	14	651,382	473,742
Receivable from related party and other financial assets	10	1,442,231	1,804,074
		10,163,963	9,668,167
Total assets		$13,170,291	$12,833,319

Current liabilities
Trade and other payables	12	$469,694	$435,869
Deferred revenue		65,914	67,598
		535,608	503,467

Non-current liabilities
Borrowings and other financial liabilities	13	4,170,636	4,159,119
Deferred income tax liabilities	14	35,097	25,788
Decommissioning obligations	15	127,642	125,721
		4,333,375	4,310,628
Total liabilities		$4,868,983	$4,814,095

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,558,334	1,558,102
Accumulated other comprehensive income		1,421	3,719
Deficit		(3,824,521)	(4,081,508)
Equity attributable to owners of Turquoise Hill		9,167,356	8,912,435
Attributable to non-controlling interest	16	(866,048)	(893,211)
Total equity		$8,301,308	$8,019,224
Total liabilities and equity		$13,170,291	$12,833,319

Commitments and contingencies (Note 20)

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975
16

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Six Months Ended June 30, 2018		Attributable to owners of Turquoise Hill

	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance	$11,432,122	$1,558,102	$3,719	$(4,081,508)	$8,912,435	$(893,211)	$8,019,224

Income for the period	-	-	-	256,987	256,987	27,163	284,150
Other comprehensive loss for the period	-	-	(2,298)	-	(2,298)	-	(2,298)
Employee share plans	-	232	-	-	232	-	232
Closing balance	$11,432,122	$1,558,334	$1,421	$(3,824,521)	$9,167,356	$(866,048)	$8,301,308

Six Months Ended June 30, 2017		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 16)	Total equity

Opening balance	$11,432,122	$1,557,913	$(402)	$(4,262,755)	$8,726,878	$(822,892)	$7,903,986
Income for the period	-	-	-	64,814	64,814	(35,493)	29,321
Other comprehensive income for the period	-	-	800	-	800	-	800
Employee share plans	-	9	-	-	9	-	9
Closing balance	$11,432,122	$1,557,922	$398	$(4,197,941)	$8,792,501	$(858,385)	$7,934,116

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Contact

Investors and Media

Tony Shaffer

+ 604 648 3934

tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements about anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
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Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 15, 2018 in respect of the year ended December 31, 2017 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975
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